Exhibit 99.1

CAN-FITE BIOPHARMA LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

UNAUDITED

INDEX

Page

Review of Interim Consolidated Financial Statements	2

Interim Consolidated Statements of Financial Position	3 - 4

Interim Consolidated Statements of Comprehensive Income	5

Interim Consolidated Statements of Changes in Equity	6 - 9

Interim Consolidated Statements of Cash Flows	10 – 11

Notes to Interim Consolidated Financial Statements	12 - 17

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972 (4)5633443 www.ey.com

Auditors' Review Report to the Shareholders of Can-Fite BioPharma Ltd.

Introduction

We have reviewed the accompanying financial information of Can-Fite BioPharma Ltd. (the “Company”) and its subsidiary, OphthaliX, Inc. (“OphthaliX”), which comprises the condensed consolidated statement of financial position as of June 30, 2013 and the related condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six and three-month periods then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, "Interim Financial Reporting", and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

/s/ Kost Forer Gabbay & Kasierer
Haifa, Israel	KOST FORER GABBAY & KASIERER
August 29, 2013	A Member of Ernst & Young Global

CAN-FITE BIOPHARMA LTD.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Convenience translation into U.S. dollars.
	June 30,	June 30,		December 31,
	2013	2013	2012	2012
	Unaudited	Unaudited		Audited
	In thousands	NIS in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3,226	11,671	10,405	4,278
Short term investments	902	3,265	-	-
Accounts receivable	460	1,664	3,059	1,672

	4,588	16,600	13,464	5,950

NON-CURRENT ASSETS:
Property, plant and equipment, net	46	166	192	159

	4,634	16,766	13,656	6,109

The accompanying notes are an integral part of the interim consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Convenience translation into U.S. dollars.
	June 30,	June 30,			December 31,
	2013	2013	2012		2012
	Unaudited	Unaudited			Audited
	In thousands	NIS in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	406	1,468	1,466		2,821
Other accounts payable	949	3,434	2,292		4,586
Warrants exercisable into shares (series 6)	64	233	277		149
Warrants exercisable into shares (series 7)	134	485	-		773
Warrants exercisable into shares (series 8)	61	219	341		357

	1,614	5,839	4,376		8,686
NON-CURRENT LIABILITIES:
Warrants exercisable into shares (series 7)	-	-	793		-
Warrants exercisable into shares (series 10)	878	3,178	-		-
Warrants exercisable into shares (series 11)	858	3,103	-		-
Employee benefit liabilities, net	18	66	83		68

	1,754	6,347	876		68

	3,368	12,186	5,252		8,754

EQUITY (DEFICIENCY) ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital	986	3,568	2,733		2,734
Share premium	69,315	250,782	233,717		233,754
Capital reserve from share-based payment transactions	4,291	15,522	15,073		15,279
Warrants exercisable into shares (series 9)	185	669	669		669
Treasury shares	(1,003)	(3,628)	(5,805	)*	(5,805	)*
Adjustments arising from translating financial statements of foreign operations	(43)	(155)	167		84
Accumulated deficit	(73,102)	(264,484)	(238,977	)*	(251,359	)*

	629	2,274	7,577		(4,644)

Non-controlling interests	637	2,306	827		1,999
Total equity	1,266	4,580	8,404		(2,645)

	4,634	16,766	13,656		6,109

*        Net of issuance expenses of NIS 1,951 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

August 29, 2013	/s/ Ilan Cohn	/s/ Pnina Fisman	/s/ Motti Farbstein
Date of approval of the financial statements	Mr. Ilan Cohn Chairman of the Board of Directors	Prof. Pnina Fishman Member of the Board and CEO	Mr. Motti Farbstein Chief Operating and Financial Officer

CAN-FITE BIOPHARMA LTD.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Convenience translation into U.S. dollars
	Six months ended June 30,	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2013	2012	2013	2012	2012
	Unaudited	Unaudited				Audited
	In thousands	NIS in thousands (except per share data)

Research and development expenses	2,118	7,663	6,497	4,111	2,501	13,160
General and administrative expenses	1,822	6,591	4,138	3,849	2,391	9,230

Operating loss	3,940	14,254	10,635	7,960	4,892	22,390

Finance expenses	123	445	27	100	90	27
Finance income	(114)	(412)	(304)	(1,693)	(197)	(541)

Loss before taxes on income	3,949	14,287	10,358	6,367	4,785	21,876
Taxes on income	-	-	-	-	-	11

Net loss	3,949	14,287	10,358	6,367	4,785	21,887
Other comprehensive loss (income) - exchange differences on translation of foreign operations	80	291	(113)	204	(172)	(7)

Total comprehensive loss	4,029	14,578	10,245	6,571	4,613	21,880

Loss attributable to:
Equity holders of the Company	3,628	13,125	8,438	5,682	4,775	20,820
Non-controlling interests	321	1,162	1,920	685	10	1,067

	3,949	14,287	10,358	6,367	4,785	21,887
Total comprehensive loss attributable to:
Equity holders of the Company	3,694	13,364	8,346	5,850	4,634	20,811
Non-controlling interests	335	1,214	1,899	721	(21)	1,069

	4,029	14,578	10,245	6,571	4,613	21,880
Net loss per share attributable to equity holders of the Company (in NIS):
Basic and diluted net loss per share	0.31	1.11	0.98 *	0.47	0.44 *	2.18 *

*	Adjusted for capital consolidation (see Note 3j3).

The accompanying notes are an integral part of the interim consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares (series 9)	Treasury shares		Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in thousands

Balance as of January 1, 2013 (audited)	2,734	233,754	15,279	669	(5,805)		84	(251,359)	(4,644)	1,999	(2,645)

Net loss	-	-	-	-	-		-	(13,125)	(13,125)	(1,162)	(14,287)
Total other comprehensive loss	-	-	-	-	-		(239)	-	(239)	(52)	(291)

Total comprehensive loss	-	-	-	-	-		(239)	(13,125)	(13,364)	(1,214)	(14,578)

Exercise of unlisted share options	86	-	-	-	-		-	-	86	-	86
Issuance of shares*	748	17,306	-	-	-		-	-	18,054	-	18,054
Sale of treasury shares to third party	-	(278)	-	-	2,177		-	-	1,899	(61)	1,838
Cost of share-based payment	-	-	243	-	-		-	-	243	1,582	1,825

Balance as of June 30, 2013	3,568	250,782	15,522	669	(3,628)		(155)	(264,484)	2,274	2,306	4,580

Balance as of January 1, 2012 (audited)	2,606	229,299	14,670	-	(5,805	)*	75	(230,539)*	10,306	2,221	12,527

Net loss	-	-	-	-	-		-	(8,438)	(8,438)	(1,920)	(10,358)
Total other comprehensive income	-	-	-	-	-		92	-	92	21	113

Total comprehensive loss	-	-	-	-	-		92	(8,438)	(8,346)	(1,899)	(10,245)

Exercise of unlisted share options	4	134	-	-	-		-	-	138	-	138
Exercise of share warrants (series 5)	1	75	-	-	-		-	-	76	-	76
Issue of shares and warrants (series 9)	122	4,209	-	669	-		-	-	5,000	-	5,000
Cost of share-based payment	-	-	403	-	-		-	-	403	505	908

Balance as of June 30, 2012	2,733	233,717	15,073	669	(5,805	)*	167	(238,977)*	7,577	827	8,404

*        Net of issuance expenses of NIS 1,951 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares (series 9)	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in thousands

Balance as of April 1, 2013	3,568	251,060	15,422	669	(5,805)	13	(258,802)	6,125	1,618	7,743

Net loss	-	-	-	-	-	-	(5,682)	(5,682)	(685)	(6,367)
Total other comprehensive loss	-	-	-	-	-	(168)	-	(168)	(36)	(204)

Total comprehensive income (loss)	-	-	-	-	-	(168)	(5,682)	(5,850)	(721)	(6,571)

Sale of treasury shares to third party	-	(278)	-	-	2,177	-	-	1,899	(61)	1,838
Cost of share-based payment	-	-	100	-	-	-	-	100	1,470	1,570

Balance as of June 30, 2013	3,568	250,782	15,522	669	(3,628)	(155)	(264,484)	2,274	2,306	4,580

Balance as of April 1, 2012	2,608	229,414	14,744	-	(5,805)	26	(234,202)	6,785	558	7,343

Net loss	-	-	-	-	-	-	(4,775)	(4,775)	(10)	(4,785)
Total other comprehensive income	-	-	-	-	-	141	-	141	31	172

Total comprehensive income (loss)	-	-	-	-	-	141	(4,775)	(4,634)	21	(4,613)

Exercise of unlisted share options	3	94	-	-	-	-	-	97	-	97
Issue of shares and warrants (series 9)	122	4,209	-	669	-	-	-	5,000	-	5,000
Cost of share-based payment	-	-	329	-	-	-	-	329	248	577

Balance as of June 30, 2012	2,733	233,717	15,073	669	(5,805)	167	(238,977)	7,577	827	8,404

The accompanying notes are an integral part of the interim consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares (series 9)	Treasury shares		Foreign currency translation reserve	Accumulated deficit		Total	Non- controlling interests	Total equity
	Audited
	NIS in thousands

Balance as of January 1, 2012	2,606	229,299	14,670	-	(5,805	)*	75	(230,539	)*	10,306	2,221	12,527

Loss	-	-	-	-	-		-	(20,820)		(20,820)	(1,067)	(21,887)
Other comprehensive income (loss)	-	-	-	-	-		9	-		9	(2)	7

Total comprehensive loss	-	-	-	-	-		9	(20,820)		(20,811)	(1,069)	(21,880)

Exercise of unlisted share options	5	171	-	-	-		-	-		176	-	176
Exercise of warrants (series 5)	1	75	-	-	-		-	-		76	-	76
Issuance of shares and warrants (series 9)	122	4,209	-	669	-		-	-		5,000	-	5,000
Cost of share-based payment	-	-	609	-	-		-	-		609	847	1,456

Balance as of December 31, 2012	2,734	233,754	15,279	669	(5,805	)*	84	(251,359	)*	(4,644)	1,999	(2,645)

*        Net of issuance expenses of NIS 1,951 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares (series 9)	Treasury shares		Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	USD in thousands

Balance as of January 1, 2013 (audited)	755	64,609	4,223	185	(1,605	)*	23	(69,474)*	(1,284)	553	(731)

Loss	-	-	-	-	-		-	(3628)	(3,628)	(321)	(3,949)
Other comprehensive loss	-	-	-	-	-		(66)	-	(66)	(14)	(80)

Total comprehensive loss	-	-	-	-	-		(66)	(3,628)	(3,694)	(335)	(4,029)

Exercise of unlisted share options	24	-	-	-	-		-	-	24	-	24
Issuance of shares *)	206	4,783	-	-	-		-	-	4,989	-	4,989
Sale of treasury shares to third party	-	(77)	-	-	602		-	-	525	(17)	508
Cost of share-based payment	-	-	68	-	-		-	-	68	437	505

Balance as of June 30, 2013	986	69,315	4,291	185	(1,003)		(43)	(73,102)	629	637	1,266

*        Net of issuance expenses of $539 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Convenience translation into U.S. dollars.
	Six months ended June 30,	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2013	2012	2013	2012	2012
	Unaudited	Unaudited				Audited
	In thousands	NIS in thousands
Cash flows from operating activities:

Net loss	(3,949)	(14,287)	(10,358)	(6,367)	(4,785)	(21,887)

Adjustments to reconcile net loss to net cash used :

Depreciation of property, plant and equipment	8	27	49	13	24	86
Cost of share-based payment	479	1,731	908	1,570	577	1,456
Interest on deposits	(3)	(9)	(38)	(8)	(23)	(50)
Loss (gain) from sale of property, plant and equipment	(2)	(6)	(29)	(1)	32	(42)
Decrease in employee benefit liabilities, net	(1)	(2)	(107)	(3)	(3)	(122)
Taxes on income	-	-	-	-	-	11
Decrease in fair value of warrants exercisable into shares (series 5)	-	-	(138)	-	-	(138)
Increase (decrease) in fair value of warrants exercisable into shares (series 6)	23	84	(119)	60	213	(247)
Decrease in fair value of warrants exercisable into shares (series 7)	(80)	(288)	-	(80)	(89)	(20)
Increase (decrease) in fair value of warrants exercisable into shares (series 8)	(38)	(138)	(8)	65	(8)	8
Increase (decrease) in fair value of warrants exercisable into shares (series 10)	151	545	-	(598)	-	-
Decrease in fair value of warrants exercisable into shares (series 11)	(10)	(36)	-	(860)	-	-
Exchange rate differences on balances of cash and cash equivalents	(62)	(227)	23	(126)	(35)	(217)

	465	1,681	541	32	688	725
Working capital adjustments:
Decrease in accounts receivable	2	8	701	629	298	2,088
Increase (decrease) in trade payables	(374)	(1,353)	(464)	(613)	(1,023)	891
Increase (decrease) in other accounts payable	(318)	(1,152)	(394)	314	(681)	1,900

	(690)	(2,497)	(157)	330	(1,406)	4,879
Cash paid and received during the period for:

Interest received	2	9	38	8	23	50
Income tax paid	-	-	-	-	-	(11)

	2	9	38	8	23	39

Net cash used in operating activities	(4,172)	(15,094)	(9,936)	(5,997)	(5,480)	(16,244)

The accompanying notes are an integral part of the interim consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Convenience translation into U.S. dollars.
	Six months ended June 30,	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2013	2012	2013	2012	2012
	Unaudited	Unaudited				Audited
	In thousands	NIS in thousands

Cash flows from investing activities:

Purchase of property, plant and equipment	(10)	(35)	(13)	(9)	(13)	(17)
Proceeds from sale of property, plant and equipment	2	7	79	1	14	92
Purchase of assets measured by fair value	(902)	(3,265)	-	(3,265)	-	-

Net cash provided by (used in) investing activities	(910)	(3,293)	66	(3,273)	1	75

Cash flows from financing activities:

Issue of share capital (net of issue expenses)	5,016	18,148	4,331	-	4,331	4,331
Proceeds on account of share warrants (series 8 and 9) (net of issue expenses)	-	-	1,018	-	1,018	1,018
Proceeds on account of share warrants (series 10 and 11) (net of issue expenses)	1,595	5,772	-	-	-	-
Exercise of unlisted share options	24	86	138	-	97	-
Exercise of share warrants (series 5)	-	-	76	-	-	176
Sale of treasury shares to a third party	508	1,838	-	1,838	-	76

Net cash provided by financing activities	7,143	25,844	5,563	1,838	5,446	5,601

Exchange rate differences on balances of cash and cash equivalents	(18)	(64)	90	(78)	208	224

Increase (decrease) in cash and cash equivalents	2,043	7,393	(4,217)	(7,510)	175	(10,344)
Cash and cash equivalents at the beginning of the period	1,183	4,278	14,622	19,181	10,230	14,622

Cash and cash equivalents at the end of the period	3,226	11,671	10,405	11,671	10,405	4,278

The accompanying notes are an integral part of the interim consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	These financial statements have been prepared in a condensed format as of June 30, 2013 and for the six-month period then ended ("interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2012 and for the year then ended and accompanying notes ("annual consolidated financial statements").

b.	In the six-month period ended June 30, 2013, the Company incurred losses of NIS 13,125 thousand and it had negative cash flows from operating activities in the amount of NIS 13,842 thousand as well as accumulated losses from previous years. In addition, based on the decision of the Company's board of directors, the Company has undertaken to finance OphthaliX's clinical development until the latter raises capital. The Company has not yet generated any material revenues from sales of its own developed products and has financed its activities by raising capital and by collaborating with multinational companies in the industry. On February 5, 2013, the Company raised a net total of NIS 23,920 thousand (see Note 3e). Furthermore, the Company is continuing to finance its operating activities by raising capital and collaborating with multinational companies in the industry. The Company has other alternative plans for financing its ongoing activities, if necessary, such as improving the Company's flexibility in the patient recruitment rate of its clinical trials and/or the sale of assets. The Company's management and board of directors are of the opinion that these financial resources will be used for operating activities at least until mid-2015.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting".

b.	New standards, interpretations and amendments applied for the first time by the Company:

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements, except as noted below:

IFRS 10, "Consolidated Financial Statements":

IFRS 10 supersedes IAS 27 regarding the accounting treatment in respect of consolidated financial statements and includes the accounting treatment for the consolidation of structured entities previously accounted for under SIC 12, "Consolidation - Special Purpose Entities".

The application of IFRS 10 for the first time did not have a material effect on the Company's financial statements.

IAS 19 (Revised), "Employee Benefits":

In June 2011, the IASB issued IAS 19 (Revised) which is to be applied commencing January 1, 2013. The principal amendments address the accounting treatment of defined benefit plans.

The application of IAS 19 for the first time did not have a material effect on the Company's financial statements.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	For the convenience of the reader, the reported NIS amounts as of June 30, 2013 have been translated into U.S. dollars at the representative rate of exchange on June 30, 2013 (U.S. $ 1 = NIS 3.618). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into U.S. dollars, unless otherwise indicated. The U.S. dollar amounts were rounded to whole numbers for convenience.

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

a.	On January 27, 2013, the Petach-Tikva District Court approved the Company's request to extend the exercise period of all warrants (series 6) until September 1, 2013 according to the Company’s general meeting decision of January 10, 2013 (see note 4.f.).

b.	On January 29, 2013, OphthaliX's board of directors approved the addendum to the Company’s 2012 option plan. On February 7, 2013, the addendum was approved by the Israeli Tax Authority and on March 8, 2013 the addendum came into effect and will be effective with respect to new grants under the Company’s 2012 option plan.

c.	On February 21, 2013, the Company's board of directors approved the grant of 1,682,000 warrants (series 10) of the Company which are exercisable into 67,280 ordinary shares, NIS 0.25 par value per share, of the Company to the Company's external advisors. The grant was part of the issuance expenses accumulated in the Company in said capital raising round, as discussed in note e. below. The exercise price of the warrants is NIS 0.394 per option. The last exercise date of the warrants is October 31, 2015, inclusive. Assuming full exercise of all the warrants, they will represent about 0.47% of the issued and outstanding share capital of the Company and about 0.34% of the share capital of the Company on a fully-diluted basis. The total value of the compensation is approximately NIS 125 thousand.

d.	On February 4, 2013, the Company signed a revised agreement with the NIH for updating the milestone dates as follows:
1.	For the Anti-cancer therapeutic indication:
a.	Initiate FDA Phase I clinical trial or foreign equivalent by the end of the first quarter 2008.
b.	Initiate FDA Phase I/II clinical trial or foreign equivalent by the end of the third quarter 2009.
c.	Initiate FDA Phase II clinical efficacy trial or foreign equivalent by the end of 2013
d.	Initiate FDA Phase III clinical trial or foreign equivalent by the end of the first quarter 2015.
e.	Submit a New Drug Application (NDA) (or its equivalent) to the FDA (or its foreign equivalent) for the Licensed Product of Process by the end of second quarter 2017.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

2.	For the Arthritis therapeutic indication:
a.	Initiate FDA Phase IIb clinical efficacy trials or foreign equivalent in rheumatoid arthritis by the end of second quarter of 2006.
b.	Initiate FDA Phase III clinical trials or foreign equivalent by the end of 2013.
c.	Submit a New Drug Application (NDA) (or its equivalent) to the FDA (or its foreign equivalent) for the Licensed Product or Process by the end of 2016.

Except as set forth above, the revised agreement has no effect on the original license terms agreed upon with the NIH.

e.	On February 5, 2013, the Company offered securities to the public according to a shelf proposal report which was published on the basis of a shelf prospectus which the Company had published on July 26, 2012. The securities were offered to the public in 6,927 units ("the units") at a minimum unit price of NIS 3,144 per unit. Each unit comprises 10,000 ordinary shares at NIS 0.3144 per share, 5,000 warrants (series 10) and 5,000 warrants (series 11), both series of warrants for no additional consideration.

Every 25 warrants (series 10) are exercisable into one ordinary share, NIS 0.25 par value per share, of the Company for NIS 0.394, with the warrants being linked to the Israeli consumer price index for December 2012. The warrants are exercisable until October 31, 2015.

In addition, every 25 warrants (series 11) are exercisable into one ordinary share, NIS 0.25 par value per share, of the Company for NIS 0.392, with the warrants being linked to the Israeli consumer price index for December 2012. The warrants are exercisable until April 30, 2016.

Due to an oversubscription, 7,477 units were purchased at a price of NIS 3,544 per unit for total proceeds of NIS 23,920 thousand (net of issuance expenses of approximately NIS 2,572 thousand). The issuance proceeds were received on February 5, 2013. Until the use of the issuance proceeds, the cash from the issuance proceeds is held in the Company's accounts and will be invested by it in accordance with the Company's investment policy as it in place from time to time, provided that every aforesaid investment will be secure investments, including and without derogating from the generality of the aforesaid, a shekel interest bearing deposit account or a foreign currency interest bearing deposit account.

The shares included in the units were listed for trading on February 5, 2013.

f.	On February 5, 2013, 6,040,332 unlisted options were exercised into 241,613 shares. NIS 0.25 par value per share, of the Company by an interested party in the Company for consideration of approximately NIS 61 thousand.

On March 5, 2013, 143,187 unlisted options were exercised into 5,727 shares, NIS 0.25 par value per share, of the Company by an external advisor of the Company. The exercise proceeds are immaterial.

On March 24, 2013, 2,472,107 unlisted options were exercised into 98,884 shares, NIS 0.25 par value per share, of the Company by a director of the Company for consideration of approximately NIS 25 thousand.

g.	On February 28, 2013, OphthaliX’s board of directors approved the appointment of the OphthaliX’s new CEO, who had been appointed by such board of directors in a meeting held on December 12, 2012.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

Because OphthaliX’s new CEO also acts as the Company's Chief Business Development Officer, his salary related expenses will be equally allocated between the Company and OphthaliX. The new CEO's appointment is effective from March 1, 2013.

h.	On March 21, 2013, the Company's board of directors approved a grant of 740,000 unlisted options which are exercisable into 29,600 shares, NIS 0.25 par value per share, of the Company to two employees of the Company, three senior officers and three advisors. The exercise price of the options is NIS 0.326 per option. The options can be exercised for a period of 48 months from the date of grant over sixteen quarters. The term of the options is ten years from the date of grant. Assuming full exercise of all the options, they will represent approximately 0.21% of the issued and outstanding share capital and about 0.15% of the share capital on a fully-diluted basis. The total value of the compensation is NIS 141 thousand.

The general manager of the Tel Aviv Stock Exchange (“TASE”) approved the listing of the shares issuable upon the exercise of the options for trading on May 6, 2013.

i.	On May 2, 2013, the annual general meeting of the Company's shareholders was convened and accepted the following decisions:

1.	To reappoint Pnina Fishman, Ilan Cohn, Avraham Sartani, Liora Lev and Guy Regev as directors in the Company until the next annual general meeting of the Company.

2.	The grant of 250,000 options (unlisted) which are exercisable into 10,000 ordinary shares, NIS 0.25 par value per share, of the Company to one of the Company's directors. The exercise price of the options is NIS 0.6 per option. According to the binomial model, the economic value of the options on the date when the Company's board of directors accepted the decision was NIS 0.148 per option and a total of NIS 36 thousand for all options, which is based on the following inputs: the closing price of the Company's shares of NIS 0.326, ranges of risk-free interest of 1.64%-6.86%, life of the options of 10 years, annual volatility range of 57.58%-72.10%, annual employee turnover of 5%, early exercise factor of 2.5 and distribution of annual dividend of 0%.

The director was entitled to exercise half of such options immediately upon the date of the grant and the other half of the options become exercisable in equal amounts every quarter over a period of two years.

The 250,000 shares issuable upon the exercise of the options will represent about 0.28% of the Company’s share capital on a fully-diluted basis.

The general manager of the TASE approved the listing of the shares issuable upon the exercise of the options for trading on May 6, 2013.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

3.	The Company's authorized capital was increased by NIS 500,000 par value of ordinary shares, NIS 0.01 par value per share, such that the Company's authorized capital was 10,000,000 divided into 1,000,000,000 ordinary shares, NIS 0.01 par value per share. The Company's authorized share capital and the issued and outstanding share capital were consolidated at the ratio of 1:25. The Company's authorized share capital after the consolidation is NIS 10 million divided into 40 million ordinary shares, NIS 0.25 par value per share.

The effective date of the consolidation was May 10, 2013.

The first trading day on which the consolidation actually took effect was May 12, 2013.

According to the terms of the warrants (series 6 to 11) and according to the terms of the Company's unlisted options issued in private placements to directors, employees, advisors and officers pursuant to the option plan, which the Company adopted on June 30, 2003, the number of shares deriving from the exercise of any warrant will be proportionately adjusted to account for the capital consolidation such that each warrant may be exercised into 0.04 of one consolidated ordinary share of the Company, NIS 0.25 par value per share. The exercise price of each warrant will not change. However, the exercise price paid per one ordinary share will be the exercise price of each warrant multiplied by 25.

4.	Amending the Company's articles of association due to the increase in the Company's capital and its consolidation.

j.	On May 20, 2013, one of the advisors informed the Company that he waived the 80,000 unlisted options which were awarded to him on March 21, 2013 (see note 3.h.).

k.	On May 29, 2013, the board of directors of OphthaliX approved the grant of 58,750 unlisted options of OphthaliX to one of its officers.

l.	On May 30, 2013, the Company's board of directors appointed Ilan Cohn as the Chairman of the board of directors.

m.	On June 17, 2013, OphthaliX sold 268,095 ordinary shares, NIS 0.25 par value per share, of the Company to a third party for aggregate consideration of NIS 1,838 thousand. After such sale, OphthaliX owns 446,827 ordinary shares of the Company, which represents 3.13% of the Company's issued and outstanding share capital.

n.	On June 24, 2013, the Petach-Tikva District Court approved the Company's request to extend the exercise period of all warrants (series 8) until December 31, 2013, and the increase of the cash exercise price each warrant from NIS 0.55 per warrant to NIS 0.75 per warrant (before the capital consolidation).

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	EVENTS AFTER THE REPORTING PERIOD

a.	On July 1, 2013, the board of directors of OphthaliX approved the grant of 235,000 options to purchase 52,222 shares of its common stock to one of its directors.

b.	On July 2, 2013, OphthaliX publicly filed a registration statement on Form S-1 with the SEC with respect to a potential underwritten primary public offering of its common stock.

c.	On July 18, 2013, 15,348 unlisted options were exercised into 613 ordinary shares of the Company, NIS 0.25 par value per share, by a director of the Company. The exercise proceeds are immaterial.

d.	On August 1, 2013 and August 4, 2013, the Shareholders Assembly and the holders of series 10 warrants and series 11 warrants assembly, respectively, approved a settlement according to which the exercise price of such warrants (series 10 and series 11) will no longer be linked to the Israeli consumer price index. On August 20, 2013, the District Court in Lod, Israel approved such settlement. The settlement changes the classification of the warrants (series 10 and series 11) from liabilities to equity instruments, thereby increasing the Company’s shareholders’ equity, which in turn may be needed to meet certain listing standards of certain U.S. national securities exchanges.

e.	On August 4, 2013, 2,000,000 unlisted options exercisable for 80,000 ordinary shares of the Company, held by a former director of the Company expired.

f.	On August 18, 2013, the Company filed an urgent application to the Petah-Tikva District Court to approve the convening of a general meeting of the Company's shareholders and a general meeting of the holders of warrants (series 6) of the Company to extend the exercise period of the warrants (series 6) until September 1, 2014. On August 26, 2013, the District Court in Petach-Tikva, Israel approved the extension of the exercise period until October 30, 2013. On August 27, 2013 a shareholders assembly and the series 6 warrant holders assembly were convened, in order to approve the extension of series 6 warrants exercise period until September 1, 2014.

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